SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-51313
CUSIP Number: 22528B102

    Form 10-K      Form 20-F      Form 11-K      Form 10-Q      Form N-SAR      Form N-CSR

For the Period Ended: December 31, 2005

    Transition Report on Form 10-K

    Transition Report on Form 20-F

    Transition Report on Form 11-K

    Transition Report on Form 10-Q

    Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Creative Enterprises International, Inc.

Full Name of Registrant

461 Park Avenue South, Suite 303

Address of Principal Executive Offices (street and number)

New York, New York 10016

City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Creative Enterprises International, Inc. (the "Registrant") files this report for a 15-day extension, from March 31, 2006 to April 15, 2006, for filing its Annual Report on Form 10-KSB for the period ended December 31, 2005 ("Form 10-KSB"). The Registrant will not be in position to file its Form 10-KSB by March 31, 2006 without unreasonable effort or expense due to the delay experienced by the Registrant in completing its financial statements for the period ended December 31, 2005. This has resulted in a delay by the Registrant in obtaining the review of such financial statements by its independent registered public accounting firm. Therefore, Registrant's management is unable to finalize the financial statements and prepare its discussion and analysis in sufficient time to file the Form 10-KSB by the prescribed filing date. The Registrant anticipates that it will file its Form 10-KSB no later than fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

       (1)   Name and telephone number of person to contact in regard to this notification

Christopher Durkin	(212)	868-5262
Name	Area Code	Telephone Number

       (2)   Have all other periodic reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).       Yes       No

       (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       Yes       No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

Creative Enterprises International, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2006	By:	/s/ Christopher Durkin
Christopher Durkin Title: Chief Executive Officer

RIDER TO PART IV

As previously reported, the Registrant became subject to the reporting requirements in December 2005, subsequent to its filing of a Registration Statement on Form 10-SB. The Registrant did not have significant operations in prior years. For the fiscal year ended December 31, 2004, the Registrant had revenues of $10,715 and a net loss of $1,188,936. The Registrant anticipates that its report on Form 10-KSB will report revenues for the 2005 fiscal year of greater that $329,000 and a net loss of at least $3.0 million. These results are due to increases in both sales as well as operating expenses as the Registrant continues to implement its business plan. Management is continuing to quantify and assess its results of operations for 2005 and is consulting with its independent registered accounting firm to determine the accounting effects for the 2005 fiscal year. As a result, management is unable at this time to quantify with sufficient certainty its revenue, earnings or income results.